UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 6, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 6, 2018, regarding the Overseas Debt Instrument Issuance - Pricing.

Istanbul, April 6, 2018

Announcement Regarding the Overseas Debt Instrument Issuance - Pricing

Board Decision Date	: 21.02.2018
Related Issue Limit Info
Currency Unit	: USD
Limit	: 750,000,000
Issue Limit Security Type	: Debt Instrument
Sale Type	: Overseas
Domestic / Overseas	: Overseas

Capital Market Instrument To Be Issued Info
Type	: Bond
Maturity Date	: 11.04.2028
Maturity (Day)	: 3650
Interest Rate Type	: Fixed
Interest Rate – Annual Simple (%)	: 5.80%
Sale Type	: Overseas
Maturity Starting Date	: 11.04.2018
Nominal Value of Capital Market Instrument Sold	: 500,000,000
Issuance Price	: 97.779
Coupon Number	: 20
Currency Unit	: USD

Redemption Plan of Capital Market Instrument Sold

Coupon Number	Payment Date	Was the Payment Made?
1	11.10.2018
2	11.04.2019
3	11.10.2019
4	11.04.2020
5	11.10.2020
6	11.04.2021
7	11.10.2021
8	11.04.2022
9	11.10.2022
10	11.04.2023
11	11.10.2023
12	11.04.2024
13	11.10.2024
14	11.04.2025
15	11.10.2025
16	11.04.2026
17	11.10.2026
18	11.04.2027
19	11.10.2027
20	11.04.2028
Principal/Maturity Date Payment Amount	11.04.2028

The book building process of the planned bond issuance by our Company has been completed. The bonds were placed in accordance with Rule 144A and Regulation S under the U.S. Securities Act of 1933 and are expected to be quoted on the Euronext Dublin (Irish Stock Exchange). The bonds to be issued are in an amount of USD 500 million with a 10 year maturity, at a re-offer price of 97.779% with a fixed coupon rate of 5.80% per annum.

The sale process is expected to be completed as of April 11, 2018 after a subscription agreement is signed and a tranche issuance certificate from the CMB is obtained.

This announcement appears for information purposes only and does not constitute an offer with respect to the securities described herein, in the United States of America or elsewhere.  Such securities have not been registered with the U.S. Securities Exchange Commission and may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will only be made by means of a duly registered prospectus.

For inquiries:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 6, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 6, 2018	By:	/s/ Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance Executive Vice President